RONSON                                                         EXECUTIVE OFFICES
CORPORATION

3 RONSON RD                                              TELEPHONE: 732-636-2430
P.O. BOX 3000 WOODBRIDGE, NEW JERSEY 07095




VIA EDGAR TRANSMISSION                                         December 22, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

      RE:   Form 10-K/A for the fiscal year ended December 31, 2008
            Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009 File No. 1-1031

Dear Mr. Decker:

On behalf of Ronson Corporation (the "Company"), set forth below are our responses to the additional comments raised in your letter dated December 2, 2009 (the "Comment Letter") regarding our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (the "Annual Report") and our amended Quarterly Reports on Form 10-Q/A for the periods ended March 31, 2009 and June 30, 2009 (the "Quarterly Reports"). The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment each of which is re-typed below.

Also, in connection with this response, we acknowledge the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


FORM  10-K/A  FOR THE YEAR  ENDED  DECEMBER  31,  2008 AND FORMS  10-Q/A FOR THE
--------------------------------------------------------------------------------
PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009
----------------------------------------------

Item 9A(T) - Controls and Procedures, page 14
---------------------------------------------

1. We previously requested that you consider the impact that your restatement had on your original conclusions regarding the effectiveness of your internal controls over financial reporting as of December 31, 2008 and your disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009. We note from your disclosure that your management has concluded that despite the restatements your internal control over financial reporting was effective as of December 31, 2008 and your disclosure controls and procedures

Mr. Rufus Decker                                               December 22, 2009
Page 2 of 2

were effective as of December 31, 2008, March 31, 2009 and June 30, 2009. As defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and recorded within specified time periods and are designed to ensure that information that is required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management. EITF 86-30 requires the debt that is the subject of the restatement be classified as current and you classified it as non-current in your original Form 10-K for the year ended December 31, 2008 and interim Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. In addition, the amounts restated resulted in a material change in your current liabilities and working capital (deficit). Thus, we do not understand how you determined information required to be disclosed in the original filings was in fact disclosed. In addition, please explain to us why this correction of an error would not be considered a material weakness in your internal control over financial reporting. As such, it is still not clear how you arrived at the conclusion that your disclosure controls and procedures and internal control over financial reporting are effective. Please revise your disclosure regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting in your Forms 10-K/A and 10-Q/A to provide an enhanced discussion of the factors you considered and highlight any other factors that support your conclusion. If upon further reflection you determine your internal control over financial reporting as of December 31, 2008 and disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009 were not effective, please revise your disclosures accordingly.

As indicated in our prior responses to the Staff's comments relating to the application of the guidance contained in EITF 86-30, we indicated the basis for our position and our interpretation and application of that guidance to our circumstances. We did not believe that a reasonable, though flawed, interpretation of the guidance resulted in a material weakness. Further, as we believed the interpretation and application of available guidance was reasonable, we did not conclude that there was a failure in the disclosure controls that the Company has in place. Upon further reflection, as the Staff has suggested, we have determined that our internal control over financial reporting was not effective as of December 31, 2008 and our disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009 similarly were not effective. We have revised our disclosures in amendments to each of the applicable reports which are being filed concurrently with this response.

Exhibit 31 - Certifications
---------------------------

2. Please amend your December 31, 2008 Form 10-K/A as well as your March 31, 2009 and June 30, 2009 Forms 10-Q/A to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K. The certifications included in your December 31, 2008 Form 10-K/A omit the language required by paragraph 2. Instead you included the language required by paragraph 3 within paragraph 2. Further, the certifications included in your March 31, 2009 and June 30, 2009 Forms 10-Q/A omit the language required by paragraph 3. Since you restated financial statements in your December 31, 2008 Form 10-K/A as well as your March 31, 2009 and June 30, 2009 Forms 10-Q/A, you must provide complete certifications that conform to the language in Item 601(B)(31) of Regulation S-K. Please note that when you amend your Form 10-K/A to provide the revised 302 certifications, the certifications should refer to your amended filings in the first paragraph and be currently dated.

We have revised our certifications in each of the Form 10-K/A for the year ended December 31, 2008 and the Forms 10-Q/A for the quarters ended March 31, 2009 and June 30, 2009 which are being filed concurrently with this response.

                                     * * * *

In the event that you have any questions regarding our responses or require additional information, please contact me at (732) 438-0320.

                                                   Very truly yours,

                                                   /s/ Daryl Holcomb

                                                   Daryl Holcomb
                                                   Chief Financial Officer

cc:  Jeffrey Gordon, Staff Accountant